05010002

FAIRBORNE
ENERGY TRUST

SUPPL

July 11, 2005

RECEIVED
SEC MAIL PROCESSING
JUL 2 2 2005
WASH, D.C. 198 SECTION

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any question or need anything further please contact me Deanna Soderquist at (403) 290-7760.

Regards

FAIRBORNE ENERY TRUST

Deanna Soderquist

Deanna Soderquist
Executive Assistant

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

dle 7/27

Main: (403) 290-7750 • Fax: (403) 290-7751 2900, 605 - 5th Avenue SW Calgary, AB Canada T2P 3H5

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE JULY 15, 2005

July 7, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.00000 to 1.00996. This increase will be effective on July 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	June 30, 2005
Opening Exchange Ratio:	1.00000
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of June):	$11.04
Increase in Exchange Ratio (**):	0.00996
Effective Date of the Increase in Exchange Ratio:	July 15, 2005
Exchange Ratio as of the Effective Date:	1.00996

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com

Aaron Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

June 16, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of $0.11 per trust unit for the month of June 2005. The distribution will be paid on July 15, 2005 to unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Fairborne Energy Trust (the "Trust")
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

2. Date of Material Change:

June 1, 2005

3. News Release:

A press release dated June 1, 2005 was issued by Fairborne on June 1, 2005 and disseminated through CCNMatthews.

4. Summary of Material Change:

The Trust, Fairborne Energy Ltd. ("Fairborne") and Fairquest Energy Limited ("Fairquest") announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

5. Full Description of Material Change:

Fairborne, the Trust and Fairquest announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Aaron Grandberg
VP Finance and CFO, Fairborne Energy Ltd.
Telephone: (403) 290-3217
Fax: (403) 290-7751

9. Date of Report:

June 1, 2005

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of April, 2005

AMONG:

FAIRBORNE ENERGY LTD., a corporation incorporated under the laws of Alberta ("**Fairborne**")

- and -

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of Alberta ("**Fairquest**")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta ("**ExchangeCo**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

(a) Fairborne wishes to propose an arrangement with Fairquest, AcquisitionCo, ExchangeCo and the Trust and with holders of common shares and options of Fairborne in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

(b) Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA;

"**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Class A Shares**" means the Class A common shares in the capital of Fairborne created under the Arrangement;

"**Class B Shares**" means the Class B preferred shares in the capital of Fairborne created under the Arrangement;

"**Common Shares**" means the common shares in the capital of Fairborne and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of ExchangeCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

"**ExchangeCo Arrangement Resolution**" means the resolution of ExchangeCo common shareholders approving the Arrangement;

"**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

"**Fairborne Reorganization Resolution**" means the special resolution to approve, among other things, the Arrangement to be presented to Securityholders at the Meeting;

"**Fairborne Warrants**" means common share purchase warrants of Fairborne, each of which entitles the holder to purchase one Common Share at an exercise price of $3.50 per share;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the laws of Alberta;

"**Fairquest Arrangement Resolution**" means the resolution of Fairquest common shareholders approving the Arrangement;

"**Fairquest Farm-In Agreements**" means the farm-in agreements to be entered into between AmalgamationCo and Fairquest providing Fairquest the right to farm in on certain lands of AmalgamationCo;

"**Fairquest Performance Shares**" means the performance shares issued by Fairquest which are convertible into common shares of Fairquest, as more particularly described in the Information Circular;

"**Fairquest Share Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B to the Plan of Arrangement issuable by AcquisitionCo under the Arrangement;

"**Fairquest Shares**" means common shares in the capital of Fairquest;

"**Fairquest Warrants**" means common share purchase warrants of Fairquest to be issued pursuant to the Initial Private Placement, as more particularly described in the Information Circular;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Initial Private Placement**" means the proposed sale by a private placement of up to 4,740,000 Units by Fairquest issued at a price of $2.11 per Unit and up to 1,000,000 Fairquest Performance Shares issued at a price of $0.01 per share, as more particularly described in the Information Circular;

"**Information Circular**" means the information circular and proxy statement of Fairborne to be dated on or about April 27, 2005, together with all appendices thereto, distributed to Securityholders in connection with the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the annual and special meeting of holders of Common Shares and Options to be held to consider, among other things, the Arrangement, and any adjournments thereof;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1, as amended or supplemented from time to time in accordance with the terms thereof;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Securityholders**" means, collectively, the Common Shareholders and the Optionholders;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**Technical Services Agreement**" means the agreement to be entered into on or prior to the Effective Date between Fairquest and Fairborne, pursuant to which Fairborne will provide services to Fairquest and Fairquest will provide services to Fairborne;

"**Trust**" means Fairborne Energy Trust, a trust established under the laws of the Province of Alberta;

"**TSX**" means the Toronto Stock Exchange;

"**Trust Unit**" means a unit of the Trust issued by the Trust;

"**Units**" means a unit comprised of one (1) Fairquest Share and one (1) Fairquest Warrant;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Fairborne

Fairborne covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Fairborne Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExchangeCo, Fairquest and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Fairborne Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExchangeCo, Fairquest and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options or Fairborne Warrants in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Fairquest Shares and the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX.

2.2 Covenants of Fairquest

Fairquest covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the Fairquest Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, other than pursuant to the Initial Private Placement or as contemplated herein or in the Information Circular, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, AcquisitionCo, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to Fairquest;

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExchangeCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExchangeCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, AcquisitionCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.5 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, Fairquest, ExchangeCo or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Fairborne;

(h) prior to the Effective Date, cooperate with Fairborne in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.6 Additional Covenants

Each of the Trust, AcquisitionCo and ExchangeCo further covenants and agrees as follows:

(a) prior to completion of the Initial Private Placement, Fairborne and Fairquest shall execute and deliver the Technical Services Agreement;

(b) on or prior to the Effective Date, Fairquest will, subject to approval of holders of Fairborne Common Shares as contemplated in the Information Circular, complete the Initial Private Placement;

(c) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(d) on the Effective Date, the Trust, AcquisitionCo, ExchangeCo and Computershare Trust Company of Canada shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(e) immediately following the Effective Time, AmalgamationCo and Fairquest shall enter into the Farm-In Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of Fairquest, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairquest, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairborne is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which a total of 49,212,508 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 3,771,250 Common Shares may be issued under the terms of the Options and a maximum of 1,960,000 Common Shares may be issued under the terms of the Fairborne Warrants;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject, or result in the creation of any encumbrance upon any of the assets of Fairborne under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(g) Fairborne is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Fairborne has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Fairborne; and

(ii) the Board of Directors of Fairborne has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of Fairquest

Fairquest represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairquest is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairquest;

(ii) except as previously disclosed in writing to AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairquest is a party or by which it is bound and which is material to Fairquest or to which any material property of Fairquest is subject, or result in the creation of any encumbrance upon any of the assets of Fairquest under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairquest, the breach of which would have a material adverse effect on Fairquest;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairquest, contemplated or threatened against or affecting Fairquest in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairquest, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairquest and this Agreement constitutes a valid and binding obligation of Fairquest enforceable in accordance with its terms;

(e) Fairquest is under no obligation, contractual or otherwise, to issue any Fairquest Shares or other securities, except as required pursuant to this Agreement and pursuant to the Initial Private Placement; and

(f) Fairquest has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Fairborne, ExchangeCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, ExchangeCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExchangeCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExchangeCo is a party or by which it is bound and which is material to ExchangeCo or to which any material property of ExchangeCo is subject, or result in the creation of any encumbrance upon any of the assets of ExchangeCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExchangeCo, the breach of which would have a material adverse effect on ExchangeCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExchangeCo, contemplated or threatened against or affecting ExchangeCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExchangeCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExchangeCo and this Agreement constitutes a valid and binding obligation of ExchangeCo enforceable in accordance with its terms;

(f) ExchangeCo is under no obligation, contractual or otherwise, to issue any ExchangeCo shares or other securities, except as required pursuant to this Agreement; and

(g) ExchangeCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.5 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and Fairquest as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo and Fairquest are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(d) the Initial Private Placement shall have been completed by Fairquest for gross proceeds of not less than $10,000,000;

(e) the Fairborne Warrants shall all have been exercised and shall no longer be outstanding;

(f) the Final Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust acting reasonably not later than July 31, 2005 or such later date as the parties hereto may agree;

(g) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(h) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(i) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, of the Autorité des marchés financiers and the consents and approvals from Fairborne's principal lenders;

(j) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(k) the approval of the TSX to the listing of the Trust Units and Fairquest Shares to be issued pursuant to the Arrangement and the Initial Private Placement shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Fairborne and Fairquest

In addition to the conditions contained in Section 4.1, the obligation of Fairborne and Fairquest to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne and Fairquest to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne and Fairquest contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Fairquest or Fairborne or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Fairborne and BOGL, addressed to:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(b) Fairquest, addressed to:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(c) ExchangeCo, addressed to:

Fairborne ExchangeCo Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(d) AcquisitionCo, addressed to:

Fairborne Acquisition Corp.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(e) the Trust, addressed to:

Fairborne Energy Trust
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 1, 2005, if the Certificate is not issued on or before July 31, 2005, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Fairborne acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE ACQUISITION CORP.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE EXCHANGECO LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Laura Leong"*

ADMINISTRATION AGREEMENT

between

COMPUTERSHARE TRUST COMPANY OF CANADA

and

FAIRBORNE ENERGY LTD.

Dated as of May 25, 2005

TABLE OF CONTENTS

1.3 Interpretation

In this Agreement, except as otherwise expressly provided:

(a) "this Agreement" means this agreement, as amended and in effect from time to time;

(b) any reference in this Agreement to a designated "Article", "section", "subsection", "schedule" or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c) the recitals hereto are incorporated into and form part of this Agreement;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e) the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g) all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h) where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

(i) any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

1.5 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust.

1.6 Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.

ARTICLE 2
ADMINISTRATION OF THE TRUST

2.1 General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility provided for herein, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof.

2.2 Specific Delegation of Authority

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to perform certain of the Trustee's duties and responsibilities under the Trust Indenture and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to the direction of the Trustee:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the *Business Corporations Act* (Alberta)) (except that nothing herein shall be construed as requiring the books, records or documents of the Administrator to be audited) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the *Income Tax Act* (Canada) and the Income Tax Regulations applicable with respect thereto and the *Excise Tax Act* (Canada), all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Sections 16.2, 16.3, 16.4, 16.5, 16.6 and 16.7 of the Trust Indenture;

(c) monitor the tax status of the Trust, including without limitation compliance with Subsection 108(2) and 132(6) of the Tax Act, and provide information to the Trustee regarding the taxable portions of distributions;

(d) prepare and submit all tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e) provide advice with respect to the Trust's obligations as a reporting issuer and ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(f) provide investor relations services to the Trust including assisting with communications with Unitholders;

(g) at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 10 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise;

(h) all matters relating to the following: (i) an Offering including, without limitation, the timing and terms thereof; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the entering into, terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any subscription agreement or Underwriting Agreement; (vi) all matters relating to the Plan of Arrangement and the Trust Reorganization; (vii) all matters concerning the entering into, terms of, and amendment from time to time of, a distribution reinvestment plan; and (ix) all matters relating to amending the Corporation's articles to create a class or classes of exchangeable shares;

(i) provide office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(j) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(k) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(l) take all action reasonably necessary in connection with, or in relation to, those matters referred to in Section 3.9 of the Trust Indenture;

(m) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.4 of the Trust Indenture;

(n) take all actions reasonably necessary in connection with, or in relation to, all matters relating to the redemption of Units pursuant to Article 18 of the Trust Indenture;

(o) take all actions reasonably necessary in connection with, or in relation to, the voting rights on any investments held by the Trust Fund or any Subsequent Investments;

(p) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.2(a), (c), (e), (i), (j), (l), (o), (p), (q), (r), (s), (v), (w), (x), (y) and (z) of the Trust Indenture;

(q) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates of the Trust or the Administrator;

(r) provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(s) administer all of the records and documents relating to the Trust Fund other than maintenance of a register of Unitholders;

(t) provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(u) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.1(b) and Article 8 of the Trust Indenture;

(v) provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(w) monitor the status of the Units as eligible investments for registered retirement savings plans, registered educational savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Units may cease to have such status, or, if not reasonably foreseen, when the Units cease to have such status;

(x) ensuring that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met;

(y) monitoring the investments of the Trust to ensure compliance with Section 4.3 of the Trust Indenture that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be that the Trust Units of the Trust would be "foreign property";

(z) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(aa) provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(bb) administer all matters relating to the Trust, including: (i) determining, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arranging for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture; (ii) providing Unitholders with periodic reports on the Properties; and (iii) providing Unitholders with financial reports and tax information relating to the Properties;

(cc) provide management services for the economic and efficient exploitation of the Properties; and

(dd) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust.

2.3 Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it, although the calculation of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports provided by the Administrator to Unitholders pursuant to Sections 14.1, 16.2 and 16.3 of the Trust Indenture, although the Administrator shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports; and

(e) the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture.

2.4 Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture and not otherwise delegated to the Administrator pursuant to the Trust Indenture or this Agreement or take any action requiring approval of the Trustee without such approval having been given.

2.5 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.6 Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Trust Indenture, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Trust Indenture or, if there has been a failure so to comply, giving particulars thereof;

(b) to the extent the Administrator has assumed powers, duties and responsibilities of the Trustee pursuant to Section 2.1 hereof, it and the Trust are in compliance with the Trust Indenture;

(c) the Trust is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act; and

(d) as at the end of such time period requested by the Trustee, the Units were eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans, and deferred profit sharing plans (all within the meaning of the Tax Act).

2.7 Notice to Trustee

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

(ii) the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 4.2(a).

4.3 Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a) any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from a breach by the Administrator of the standard of care set forth in Section 4.2(a); or

(b) any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i) statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii) the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 4.2(a).

4.4 No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Trust by the Administrator or the exercise by the Administrator of a discretion or its refusal to exercise a discretion, provided that the Administrator acted in accordance with subsection 4.2(a).

4.5 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives of each group of interested parties all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b) In the event that the interests of the Administrator are in conflict with those of the Trust or the Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of the Unitholders and the Trust and in a manner that would not contravene its fiduciary obligations to the Trust and to Unitholders.

4.6 Confidentiality

Subject to Section 2.2, the Administrator shall not, without the prior written consent of the Trustee, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required for the following disclosure:

(a) information disclosed as required by law or the regulations pursuant thereto, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any

securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 4.6 shall not merge upon the termination of this Agreement.

4.7 Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.8 Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the failure by the Administrator to discharge its duties and liabilities hereunder, the breach by the Administrator of its obligations hereunder or the fraud, wilful default, gross negligence of the Administrator or its employees in the provision of services or the performance of its obligations hereunder, unless and to the extent such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 4.8 may be entitled as a matter of law or equity or which may be lawfully granted to him.

ARTICLE 5
TERM AND TERMINATION

5.1 Term

Subject to Section 5.4, this Agreement shall continue in force for a period of ten years from the date of this Agreement unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 5.5.

5.2 Automatic Renewal

Subject to Section 5.4 and any earlier termination pursuant to Section 5.1, upon the expiry of the ten-year initial term of this Agreement provided pursuant to Section 5.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 5.1 and subject to Section 5.4 and thereafter automatically for such additional three-year renewal terms upon the expiry of each preceding renewal term, all subject to Section 5.1 and Section 5.4.

5.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b) as soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

5.4 Termination

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a) the Trust terminates;

(b) the Administrator:

  (i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

  (ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

  (iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

  (iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) control of the Administrator changes other than pursuant to actions taken by the Trust or Trustee, pursuant to a resolution passed by Unitholders.

5.5 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 5.1 or 5.4, the Trust shall either (i) pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust), or (ii) at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

5.6 Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 6
GENERAL

6.1 Access to Records

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

6.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

6.3 Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

6.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

6.5 Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the third business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and

received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: Vice President, Finance and Chief Financial Officer
Telecopier No.: (403) 290-7751

6.6 Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, acts of terrorism, laws, rules and regulations of any government or any governmental or regulatory authority, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party's own lack of funds shall not be considered an event beyond a party's reasonable control.

6.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

6.8 Time of Essence

Time is of the essence in respect of this Agreement.

6.9 No Partnership

Nothing herein shall be construed as creating a partnership and no party shall have any partnership rights or liabilities hereunder or in connection herewith.

6.10 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

6.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

6.12 Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee of FAIRBORNE ENERGY TRUST

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Anne DeWaele"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Steven R. VanSickle"*

File #82-34836

FAIRBORNE ENERGY TRUST

TRUST INDENTURE

Amended and Restated as of May 25, 2005

Burnet, Duckworth & Palmer LLP

FAIRBORNE ENERGY TRUST

TRUST INDENTURE made the 20th day of April, 2005, as amended and restated as of the 25th day of May, 2005.

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta, in its capacity as trustee of Fairborne Energy Trust (hereinafter called the "**Trustee**")

OF THE FIRST PART

and

FAIRBORNE ENERGY LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "**Fairborne**" or the "**Corporation**")

OF THE SECOND PART

WHEREAS the Settlor has paid to the Trustee an amount of two hundred dollars in lawful money of Canada for the purpose of settling the Trust;

AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

AND WHEREAS it is intended that the Trust will initially issue Trust Units under the Plan of Arrangement and thereafter will offer the Trust Units for sale to members of the public from time to time;

AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and Fairborne as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals, and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) as amended from time to time, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA by the Trust for the purposes of giving effect to the Plan of Arrangement and the Trust Reorganization and any successors thereto;

(c) "**Administration Agreement**" means the agreement dated effective on or before the Effective Date between the Trustee and the Corporation pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust;

(d) "**Affiliate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(e) "**Appraised Redemption Price**" has the meaning set forth in Section 18.6;

(f) "**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Plan of Arrangement;

(g) "**ARTC**" means Alberta Royalty Tax Credit within the meaning of the *Alberta Corporate Tax Act*;

(h) "**Associate**" has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(i) "**Auditors**" means KPMG LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15;

(j) "**Business Day**" means a day other than a Saturday, Sunday or holiday in the City of Calgary in the Province of Alberta;

(k) "**Closing**" means the completion of the Trust Reorganization and "**Date of Closing**" means the date on which the Closing occurs;

(l) "**Corporation**" or "**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA, and the corporation continuing after the amalgamation of AcquisitionCo and Fairborne pursuant to the Plan of Arrangement;

(m) "**Counsel**" means a law firm (which may be counsel to the Corporation) reasonably acceptable to the Trustee;

(n) "**Credit Agreement**" means any agreement between a Lender and the Corporation (or any other Affiliates of the Trust), or any similar agreement which supplements or replaces a Credit Agreement between the Corporation (or any other Affiliates of the Trust) and a Lender;

(o) "**Debt Service Charges**" means all interest and principal repayments and other fees, costs, expenses and disbursements relating to the borrowing of funds by the Trust, the Corporation or any other Affiliates of the Trust;

(p) "**Distributable Cash of the Trust**" has the meaning set forth in Section 5.1 hereof;

(q) "**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(r) "**Effective Date**" means the date that the Plan of Arrangement is effected;

(s) "**Exchangeable Share Agreements**" means the support agreement and voting and exchange trust agreement to be entered into by the Trustee, the Trust, AmalgamationCo and ExchangeCo with respect to the issuance of Exchangeable Shares in connection with the Trust Reorganization;

(t) "**Exchangeable Shares**" means the exchangeable shares in the capital of AmalgamationCo;

(u) "**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and its successors and assigns;

(v) "**Indemnified Parties**" has the meaning set forth in Section 7.9;

(w) "**Information Circular**" means the information circular-proxy statement of the Corporation dated on or about April 27, 2005, among other things, with respect to the Trust Reorganization;

(x) "**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriter's Fees;

(y) "**Lender**" means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap or other derivatives facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust;

(z) "**Market Redemption Price**" has the meaning set forth in Section 18.3;

(aa) "**Material Contracts**" means this Trust Indenture, the Administration Agreement, the Exchangeable Share Agreements, any Credit Agreement, the Notes, each as amended or replaced from time to time, and any Underwriting Agreement, any Royalty Agreement and any loan agreement, credit agreement, royalty agreement, indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment;

(bb) "**Net Income**" has the meaning set forth in Section 5.3(a) hereof;

(cc) "**Net Realized Capital Gains**" has the meaning set forth in Section 5.3(b) hereof;

(dd) "**Non-Resident**" means (i) a person who is not resident in Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(ee) "**Notes**" means the promissory notes to be issued pursuant to the Note Indenture as part of the Trust Reorganization or thereafter;

(ff) "**Note Indenture**" means the note indenture to be entered into among AcquisitionCo and Computershare Trust Company of Canada governing the issuance of the Notes;

(gg) "**Offering**" means any issuance or offering of Trust Units or debentures, notes or other evidences of indebtedness or other securities or any rights, warrants, special warrants, subscription receipts or other securities to purchase, convert into or exchange into Trust Units or debentures, notes, other evidences of indebtedness or other securities of the Trust, on a public or private basis in Canada or elsewhere;

(hh) "**Offering Documents**" means any one or more of a prospectus, information memorandum, private placement memorandum or similar public or private offering document, or any understanding, commitment or agreement in respect of an Offering, and including the Information Circular of the Corporation to be prepared in connection with the Plan of Arrangement and the Trust Reorganization;

(ii) "**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders (and including the holders of Special Voting Units, if any) present in person or represented by proxy at the meeting;

(jj) "**Other Notes**" has the meaning set forth in Section 18.5(a);

(kk) "**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ll) "**Payment Date**" has the meaning set forth in Section 5.8;

(mm) "**Permitted Investments**" means:

(i) loan advances to the Corporation or to any other Affiliate of the Trust;

(ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks or other financial institutions (including the Trustee and any Affiliate of the Trustee);

(iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(iv) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short term debt or deposits of which have been rated at least A by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and

(v) commercial paper rated at least A by Standard & Poor's Corporation, or the equivalent by Moody's Investors Services, Inc. or Dominion Bond Rating Service Limited;

provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(nn) "**person**" means an individual, partnership, body corporate, association or trust;

(oo) "**Plan of Arrangement**" means the plan of arrangement setting forth the terms and conditions on which Fairborne proposes to complete an arrangement under section 193 of the ABCA in order to effect the Trust Reorganization;

(pp) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the amount obtained by dividing the number of Trust Units that are owned by that Unitholder at that time by the total number of all Trust Units that are issued and outstanding at that time;

(qq) "**Properties**" means the working, Royalty or other interests of the Corporation or any other Affiliate of the Trust from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the properties in which the Corporation and other Affiliates of the Trust has an interest as at the date hereof, and properties which may be acquired by the Corporation or any other Affiliate of the Trust at a future date;

(rr) "**Redemption Gains**" has the meaning set forth in Section 5.3(c);

(ss) "**Redemption Income**" has the meaning set forth in Section 5.3(c);

(tt) "**Redemption Notes**" has the meaning set forth in Section 18.5(b);

(uu) "**Royalty**" means a right of the Trust to receive a petroleum and natural gas royalty, which is payable before or after such costs, expenses and other amounts as set forth in the Royalty Agreement related thereto and whether called a royalty, net profits interest or otherwise;

(vv) "**Royalty Agreement**" means any agreement granting a Royalty to the Trust;

(ww) "**Settled Amount**" means the amount of two hundred dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(xx) "**Settlor**" means the Corporation;

(yy) "**Shares**" means the issued and outstanding common shares of the Corporation as of the Date of Closing and also means shares of any class issued by the Corporation thereafter;

(zz) "**Special Resolution**" has the meaning attributed thereto in Section 10.6;

(aaa) "**Special Voting Unit**" has the meaning ascribed thereto in Section 3.10;

(bbb) "**Subsequent Investments**" means any of the investments which the Trust may make pursuant to Subsection 4.1(b) through to and including Subsection 4.1(e); provided that any investment of the type referred to in Section 4.3 shall not be a Subsequent Investment;

(ccc) "**Tax Act**" has the meaning ascribed thereto in Section 1.3;

(ddd) "**Transfer Agent**" means Computershare Trust Company of Canada, its successors or assigns, in its capacity as transfer agent and registrar for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent and registrar for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(eee) "**Trust**" means Fairborne Energy Trust and refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(fff) "**Trust Certificate**" or "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(ggg) "**Trust Expenses**" means all expenses incurred by the Trustee, the Corporation or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.6, 7.8 and 7.9 and all amounts payable to the Corporation pursuant to the Administration Agreement;

(hhh) "**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) shares in the capital of AcquisitionCo and ExchangeCo;

(iii) the Shares and Notes acquired pursuant to the Plan of Arrangement;

(iv) funds realized from an Offering;

(v) any Permitted Investments in which funds may from time to time be invested;

(vi) all rights in respect of and income generated under a Royalty Agreement or any Royalty;

(vii) any Subsequent Investment;

(viii) any proceeds of disposition of any of the foregoing property including, without limitation, any Royalty; and

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust and where reference is made in this Indenture to actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor has paid the Settled Amount to the Trustee and the Trustee has accepted the Settled Amount for the purpose of creating and settling the Trust and the Settlor has been issued one (1) Trust Unit in the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees to act as Trustee and declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as "Fairborne Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Fairborne Energy Trust" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder in their capacity as such to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee, and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

In respect of any obligations or liabilities being incurred by the Trust, the Trustee or the Corporation on behalf of the Trust, the Trustee, the Corporation and the Trust shall make all reasonable efforts to ensure that every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation, or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust, [Trustee] [the Corporation] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture dated as of April 20, 2005, as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder. If, notwithstanding this provision, the Trustee, the Corporation or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, the Corporation or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Fund to the full extent of such liability.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

3.3 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.9.

3.4 Re-Purchase of Initial Trust Units by Trust

Immediately after the Closing, the Trust will repurchase the initial Trust Unit from the Settlor, and the Settlor shall sell the initial Trust Unit to the Trust for an aggregate purchase price of $1 and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.5 Offerings of Trust Units and Indebtedness

(a) Trust Units, including rights, warrants, special warrants, subscription receipts or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered pursuant to Offering Documents or otherwise, as the case may be, on terms and conditions and at such time or times as the board of directors the Corporation may determine.

(b) The board of directors of the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust (including rights, warrants, subscription warrants, subscription receipts or other securities to purchase, or convert into or exchange into, debentures, notes or other evidences of indebtedness) which debentures, notes or other evidences of indebtedness or such other rights, warrants, special warrants, subscription receipts or other securities, may be created and issued from time to time pursuant to Offering Documents or otherwise, as the case may be, on such terms and conditions, to such persons and for such consideration and at such time or times as the board of directors of the Corporation may determine.

3.6 Trust Units Fully Paid and Non-Assessable

A Trust Unit shall be issued only when fully paid in money, property (including indebtedness, a promissory note or other promise to pay), or past services and the Unitholder shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Unit; provided however that the Trust Units to be issued under an Offering may be issued for consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under such an Offering as security for the payment of unpaid instalments.

3.7 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Except as set forth in Article 18, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

3.8 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5 or Section 5.9, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution: (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

3.9 Non-Resident Holders

(a) Except to the extent permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of subsection 132(6) of the Tax Act at all times.

(b) Without limiting the generality of Subsection 3.9(a) and if determined necessary or desirable by the Corporation in order to comply with the provisions thereof, the Trust, by or through the Corporation on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Corporation becomes aware that the activities of the Trust and/or ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the Tax Act as a "unit trust" or a "mutual fund trust", the Trust, by or through the Corporation on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of the Corporation to maintain the status of the Trust as a "unit trust" or a "mutual fund trust" including, without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a Non-Resident and/or require the sale of Trust Units by Non-Resident Unitholders on a basis determined by the Corporation and/or suspend distribution and/or other rights in respect of Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

(c) In addition to the foregoing provisions, the Transfer Agent, by or through the Corporation, may, if determined appropriate by the Corporation, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that Non-Residents may hold, limit the transfer of the

legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by the Corporation, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by the Corporation. The operating procedures relating to such reservation system shall be determined by the Corporation and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

(d) Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.9 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.9 unless and until it has been given written notice of such violation by the Corporation and shall act only as required by this Indenture once an indemnity is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. In determining residency of a Unitholder (or the beneficial owner thereof), the board of directors of the Corporation and the Trustee shall be entitled to rely on information provided by Unitholders that have been requested and received by the Corporation on behalf of the Trust, or such other information (including, without limitation, information provided by the Transfer Agent, the Canadian Depository for Securities Limited, the Depository Trust Company and ADP Investor Communications Corporation, or their respective successors, the security register of the Trust and such other information as the board of directors of the Corporation considers appropriate). Each of the Trustee and the Corporation shall not be liable for any violation of any Non-Resident ownership restriction which may occur during the term of the Trust nor shall liability accrue to the Trust or the Trustee if the Trust Units of Non-Residents are sold or repurchased at a loss to any such Unitholders.

3.10 Special Voting Units

In addition to the Trust Units, there may be issued Special Voting Units entitling the holders thereof to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust on termination of the Trust.

3.11 Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) to participate in the Plan of Arrangement and the Trust Reorganization;

(b) acquiring or investing in securities of AcquisitionCo, ExchangeCo or any other Affiliate or subsidiary of the Trust and acquiring the Shares and the Notes pursuant to the Trust Reorganization, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Cash of the Trust

In this Article 5, the "**Distributable Cash of the Trust**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Distributable Cash of the Trust on an accrual basis (to the extent that it is or will reasonably be expected to be received by the Payment Date) and shall accrue from day to day;

(b) amounts received or reasonably anticipated to be received before the Payment Date pursuant to any Royalty, any interest or other income from Permitted Investments, and ARTC received by the Trust shall be included in Distributable Cash of the Trust;

(c) dividends on the Shares or any other dividends, distributions or interest or principal repayments on securities shall be included in Distributable Cash of the Trust when received, or when reasonably anticipated to be received before the Payment Date;

(d) all other income received or reasonably anticipated to be received before the Payment Date by the Trust since the immediately preceding Distribution Record Date from investments of the Trust Fund shall be included in Distributable Cash of the Trust; and

(e) all expenses and liabilities of the Trust which have been incurred or may reasonably be anticipated to be incurred and any other amounts required by law or hereunder to be deducted, withheld or paid with respect to the Trust (including taxes) shall be deducted in computing Distributable Cash of the Trust, including the following:

(i) Debt Service Charges;

(ii) non-deductible Crown royalties that have been reimbursed by the Trust pursuant to any Royalty Agreement;

(iii) the aggregate of all cash amounts paid in respect of the redemption of Trust Units during such period of time; and

(iv) any amount, in addition to those amounts set forth above, which the Corporation or the Trustee may reasonably consider to be necessary to provide for the payment of any liabilities which have been or will be incurred by the Trust, including any tax liability of the Trust.

Items of income or expense not provided for above or in Section 5.4 shall be included in such calculation on such basis as may be considered appropriate by the Trustee upon the recommendation of the Corporation.

5.2 Distributable Cash of the Trust to Become Payable

The Trustee may, upon the recommendation of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Distributable Cash of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.8, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Distributable Cash of the Trust that is determined

by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3 Computation of Income and Net Realized Capital Gains

(a) The income of the Trust (the "**Net Income**") for any taxation year of the Trust shall be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraphs 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "taxable income" of the Trust; provided, however, that capital gains and capital losses shall be excluded from the computation of Net Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Corporation in respect of any such net capital loss for a prior taxation year which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year.

(c) Notwithstanding subsections 5.3(a) and (b), Net Income and Net Realized Capital Gains shall not include any income ("**Redemption Income**") or capital gains ("**Redemption Gains**"), respectively, which are realized by the Trust, in accordance with the Tax Act, on a distribution of Trust property to a Unitholder pursuant to an *in specie* redemption of the Unitholder's Trust Units under Section 18.5.

5.4 Net Realized Capital Gains to Become Payable

In addition to the distributions which are made payable to Unitholders pursuant to Section 5.2, the Trustee may, in its sole discretion, in respect of a distribution period, declare a distribution to be payable, to holders of Trust Units of record as at the close of business on the Distribution Record Date for such distribution period, out of Net Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

5.5 Net Income, Net Realized Capital Gains, Redemption Income and Redemption Gains for Income Tax Purposes to Become Payable

So as to ensure the allocation and distribution, to holders of Trust Units, of all of the Net Income, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under the Tax Act in any year, the amount, if any, by which the Net Income and Net Realized Capital Gains exceed the aggregate of:

(a) such part of the taxable capital gains of the Trust for the calendar year required to be retained by the Trust to maximize its capital gains refund for such year, unless any administrator has given written notice to the Trustee that this clause is not to apply to the Trust for that year by the end of the year; and

(b) any amount that became payable or was deemed to become payable by the Trustee during the calendar year to Unitholders on the Trust Units (other than amounts that became payable to Unitholders on the redemption of their Trust Units);

shall, without any further actions on the part of the Trustee, be payable to holders of Trust Units of record as of the close of business on the last Distribution Record Date in such year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

In addition to the distributions which are made payable to Unitholders otherwise hereunder, the Trust shall allocate any Redemption Income and Redemption Gains realized by the Trust in connection with the redemption of Trust Units of a particular Unitholder pursuant to Article 18, to that Unitholder, so that an amount equal to such Redemption Income and Redemption Gains shall be allocated to and shall be treated as an amount paid

5.10 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to such Unitholder to satisfy the Trustee's withholding tax obligations.

5.11 Character of Distributions and Designations

In accordance with and to the extent permitted by Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elections under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income of the Trust, Net Realized Capital Gains, Redemption Income, Redemption Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, reappoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture (after receiving five Business Days notice of such failure to perform and an

amounts owing by the Trust to the Trustee which had accrued prior to the Trustee ceasing to hold office and provided further that the Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation provisions contained in this Indenture.

6.8 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Indenture or affect the continuity of the Trust.

6.9 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the Trust and to have the title to the Trust Fund and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 6.7 or otherwise.

6.10 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and the Corporation

(a) Subject to the terms and conditions of this Indenture, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner that is a natural person except as specifically designated in Subsection (b) below. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

(b) The Corporation shall exercise from time to time any and all rights, powers, responsibilities and privileges of the Trustee in relation to all matters relating to:

(i) the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or the Corporation or any subsidiary of the Corporation or the Trust (an "**Offer**") including: (A) the entering into of any Unitholder rights protection plan either prior to or during the course of any Offer; (B) any defensive action either prior to or during the course of any Offer; (C) the preparation of any "Directors' Circular" in response to any Offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related and ancillary matters; and

(ii) the Plan of Arrangement and the Trust Reorganization, including any and all matters relating to the incorporation and organization of AcquisitionCo and all agreements contemplated thereby;

and the Corporation accepts all such rights, powers, responsibilities and privileges and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may

execute any agreements on behalf of the Trust as have been authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to effect payment of distributions to Unitholders;

(e) to apply for ARTC;

(f) to deposit funds of the Trust in interest-bearing accounts in banks, ATB Financial or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that a natural person might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) where reasonably required, to engage or employ any persons as agents, representatives, employees, administrators, consultants or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, engineers, appraisers, brokers or otherwise) in one or more capacities;

(i) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(j) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or other derivative transactions or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of such obligations, indebtedness or liabilities to the Trust and the Trust will not make any further cash distributions to Unitholders or take any action to enforce or collect any such obligations, indebtedness or liabilities owed to it by the Corporation or any such Affiliate, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(t) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act and that the Trust Units of the Trust are not foreign property for purposes of the Tax Act;

(u) to advance any amount to the Corporation or any other Affiliate or subsidiary of the Trust as a loan, including amounts which may be advanced to the Corporation to finance future acquisition and development of the Properties;

(v) to enter into, perform and enforce the Material Contracts and any other contracts of the Trust;

(w) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) Underwriter's Fees;

(ii) the purchase price of any Royalties and amounts in respect of Permitted Investments and Subsequent Investments;

(iii) Issue Expenses; and

(iv) all expenses incurred in connection with the Plan of Arrangement and the Trust Reorganization;

all as contemplated by the Offering Documents, this Indenture, or the other Material Contracts;

(x) to convey any Royalty in connection with any security to or realization by any Lender upon the Properties;

(y) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(z) to provide indemnities for the directors and officers of any Affiliates;

(aa) to hold the Notes issued by the Corporation;

(bb) to distribute Notes as provided in Article 18;

(cc) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Corporation;

(dd) to issue Special Voting Units as provided herein;

(ee) to establish and administer a distribution reinvestment plan pursuant to which Trust Units may be purchased in the market and/or issued by the Trust and to administer the same; and

(ff) to do all such other acts and things as are incidental to this Section 7.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

7.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) the Trustee shall not vote, or cause to be voted, as the case may be, the Shares with respect to: the election of directors of the Corporation, or the appointment of auditors of the Corporation; or, the approval of the financial statements of the Corporation (if required by applicable legislation); except in accordance with an Ordinary Resolution adopted at an annual or other meeting of Unitholders;

(b) the Trustee shall not, after the Effective Date, vote, or cause to be voted, as the case may be, the Shares to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization and except pursuant to an assignment, conveyance, charge, mortgage, hypothecation, pledge and/or grant a security interest pursuant to Subsection 7.2(p) or the other provisions hereof;

(ii) any statutory amalgamation of the Corporation with any other corporation or any amalgamation, merger or other transaction, as the case may be, of the Corporation with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation 's Shares in a manner which may be prejudicial to the Trust other than the creation of additional classes or series of Exchangeable Shares;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Corporation may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of the Corporation) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, in respect of the Administrator's providing or omitting to provide service to the Trust or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other liability, losses, damages, costs, charges, expenses, taxes, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.8 shall not apply.

7.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "**Indemnified Parties**") against any loss, expense, claim, charge, damage, penalty, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise or performance by the Trustee of any rights or obligations hereunder or under any other contracts for or on behalf of the Trust;

and which result from or relate, directly or indirectly, to;

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Corporation, or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, bylaw, order, rule or permit by the Trust, the Corporation or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Corporation relating to any Property.

For the purpose of this Section 7.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting principally and directly from the gross negligence, wilful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility and Foreign Property for Deferred Income Plans

If the Corporation becomes aware that the Trust Units have ceased to be eligible investments for, or foreign property of, registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment, or being foreign property, for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

7.12 Declaration as to Beneficial Ownership

The Corporation, or the Transfer Agent if the Corporation shall so direct, may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation or the Transfer Agent as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident and may, in connection with a transfer of any Trust Unit, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may require the provision of such a declaration to be a condition precedent to the transfer of any Trust Unit.

7.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 10 or to commence to wind up the affairs of the Trust pursuant to Article 12 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.14 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Indenture shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

7.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation or any other Affiliate of the Trust contracts or deals or which supplies services to the Trust or the Corporation or any other Affiliate of the Trust;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain, including other trusts with whom the Trust or the Corporation or any of their Affiliates may enter into any transaction; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 8
DELEGATION OF POWERS

8.1 General Delegation to the Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement) including, without limitation, the power to further delegate administration of the Trust and the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof).

8.2 Administration Agreement

The Trustee is authorized to enter into the Administration Agreement with the Corporation (and to enter into any further agreements to amend the same provided such amendments are not inconsistent with the provisions hereof) pursuant to the authority provided for hereunder contemporaneously with this Indenture. The Trustee hereby delegates to the Corporation all of the Trustee's power, authority and responsibility for any or all matters provided for in the Administration Agreement.

8.3 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, other Offering Documents, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, business acquisition reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements or documents relating thereto (including, without limitation, stock exchange related matters, Underwriting Agreements and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Corporation, not by way of a delegation but by way of an allocation of responsibilities under this Indenture and by executing this Indenture, the Corporation acknowledges such responsibilities. In furtherance thereof, where certification is required under applicable securities laws, the Corporation (which may authorize any directors or officers of the Corporation to do so) shall execute such certification on behalf of the Trust, and shall seek not to have any certification on behalf of the Trust by the Trustee.

8.4 Acceptance of Delegation

The Corporation accepts the delegations in this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may execute any agreement on behalf of the Trust as the Corporation within the scope of any authority delegated to it hereunder or under the Administration Agreement.

8.5 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust:

(a) all rights plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements (pursuant to which the Trust and not the Trustee provides indemnities) or documents ancillary or similar thereto; and

(b) any and all agreements relating to the Plan of Arrangement and the Trust Reorganization and any document ancillary or similar thereto required to be signed by the Trust from time to time, including all documents relating to the incorporation and organization of AcquisitionCo and ExchangeCo.

8.6 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation and in entering into the Material Contracts, shall: (a) have no duty to supervise or investigate the Corporation in respect of those matters delegated to the Corporation hereunder or under any Material Contracts unless and until it receives a notice of default under Section 8.7; (b) be deemed to have complied with its obligations under Section 7.5; and (c) be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

8.7 Compliance

The Corporation shall be required to notify the Trustee of any defaults hereunder or the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under this Indenture and the Administration Agreement.

ARTICLE 9
AMENDMENT

9.1 Amendment

Prior to Plan of Arrangement becoming effective, the provisions of this Indenture may be amended by the Trustee and the Corporation without the consent, approval or ratification of any of the Unitholders or any other person. After the Plan of Arrangement has become effective, the provisions of this Indenture may only be amended by the Trustee and the Corporation with the consent of the Unitholders by Special Resolution except as specifically provided otherwise herein.

Any of the provisions of this Indenture may be amended by the Trustee and the Corporation at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced and that Trust Units will not be foreign property for purposes of the Tax Act;

(c) amending, modifying or changing any provisions hereof that are necessary or desirable in the opinion of the Corporation as a result of amendments to the Tax Act, the regulations thereunder or the interpretation thereof including, without limitation, amendments or changes relating to foreign property, eligibility for investment and the requirements to maintain the Trust's status as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act;

(d) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote. If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders and holders of Special Voting Units of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders and each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the board of directors of the Corporation authorizing the issuance of such Special Voting Unit at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units or Special Voting Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time for which proxies are to have been received as set forth in the notice of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit or Special Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit or Special Voting Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders: (i) change the Auditors as provided in Section 15.3; and (ii) elect the directors of the Corporation.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

- (i) subject to Section 9.1, amend this Indenture;
- (ii) subdivide or consolidate Trust Units (other than as provided in Section 3.8);
- (iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;
- (iv) resign if removed pursuant to Section 6.3; and
- (v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 12.2.

(c) Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

10.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least an aggregate of 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units (including the Special Voting Units) represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such percentage, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote.

If, at any such meeting, the holders of 5% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 10.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 9, 10 or 12, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

10.7 Record Date for Voting

For the purpose of determining the Unitholders and Special Voting Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders and Special Voting Unit holders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders and holders of the Special Voting Units, whether present at or absent from such meeting, and each and every Unitholder and Special Voting Unit holders shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders and Special Voting Unit holders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.10 No Breach

Notwithstanding any provisions of this Indenture, neither Unitholders nor holders of Special Voting Units shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Section 2.4 and Subsection 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Transfer Agent in the City of Calgary by the Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. The Transfer Agent shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Transfer Agent shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 11.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11 and Sections 3.9 and 7.12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Transfer Agent of the Trust, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Transfer Agent. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for the transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Transfer Agent thereof and delivery of the existing Trust Certificate to the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee and the Transfer Agent may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

foregoing, unless the Corporation agrees to assume liability for the transfer and exchange fees, the Unitholder shall be responsible for all such fees and expenses.

11.11 Offer for Units

(a) In this Section 11.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v) "**Offeror's Notice**" means the notice described in Subsection (c); and

(vi) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice is holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099. For the purpose of terminating the Trust by such date, the Trustee shall

commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

12.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units (including Special Voting Units) and a quorum of holders of not less than 50% of the outstanding Trust Units (including Special Voting Units) are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken. For the purposes of determining the foregoing percentages, any outstanding Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached as such Special Voting Units in respect of which such holders have a direction to vote.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 12.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until all Royalties shall have been disposed of.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 9;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 10.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national

circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints KPMG LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the removal of the Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the Board of Directors of the Corporation whom are independent of the Corporation, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture.

16.2 Quarterly Reporting to Unitholders

Subject to compliance with applicable laws, the Trustee will mail to each Unitholder (or such Unitholders as required under applicable securities laws) within 45 days (or such other period as may be prescribed by applicable securities laws) after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

16.3 Annual Reporting to Unitholders

Subject to compliance with applicable laws, the Trustee will mail:

(a) to each Unitholder (or such Unitholders as required under applicable securities laws), within 90 days after the end of each year (or such other period as may be prescribed by applicable securities laws), the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

16.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "**basic list**") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

16.5 Taxes: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation and the *Excise Tax Act* (Canada), and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year pursuant to subsection 132(6.1) of the Tax Act.

16.7 Taxes: Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act and the *Excise Tax Act* (Canada).

16.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
MISCELLANEOUS

17.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in such of the provinces of Canada as determined necessary by the Corporation or Counsel.

17.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

17.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

17.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.6 Time of the Essence

Time shall be of the essence in this Indenture.

17.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

17.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Computershare Trust Company of Canada at 710, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust (Fax (403) 267-6598), or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 Attention: President (Fax (403) 290-7751) may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section,

by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

17.9 Electronic Delivery of Documents

Any document or instrument permitted or required to be delivered to any Unitholder (including a holder of Special Voting Units) may, if permitted under applicable laws, be delivered by electronic means in accordance with the requirements of such applicable laws.

17.10 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

ARTICLE 18
REDEMPTION OF TRUST UNITS

18.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

18.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 18, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Corporation, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and the Corporation and is accompanied by any further evidence that the Transfer Agent and the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the date of receipt by the Transfer Agent of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Transfer Agent and the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

18.3 Calculation of Redemption Price Based on Market Price

Subject to Section 18.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 18.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Market Redemption Price**") equal to the lesser of:

(a) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Subsection 18.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 18.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

18.4 Cash Payment of Market Redemption Price

Subject to Section 18.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed except with respect to any outstanding payments in respect of Trust Units pertaining to distributions payable thereon to such former Unitholders of record on a date which is prior to the date that the Trust Units were tendered to the Trust for redemption.

18.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000 (the "**Monthly Limit**"); provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, Trust Units tendered for redemption in such calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption and, for all Trust Units tendered on the same date, on a pro rata basis, up to the maximum total amount which does not exceed the Monthly Limit and the balance of the Market Redemption Price in respect of such Trust Units will be paid subject to the receipt of any applicable regulatory approvals, in the sole discretion of the Trust, either:

(a) by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") as the Corporation may issue to the Trust in payment of the Notes or for such other consideration and having such commercially reasonable terms and conditions as the board of directors of the Corporation may prescribe;

(b) by the Trust issuing notes ("**Redemption Notes**") having such commercially reasonable terms as the Trust may prescribe; or

(c) by any combination of Notes, Other Notes and Redemption Notes,

having an aggregate principal amount equal to the Market Redemption Price of the Trust Units tendered for redemption and not paid in cash, such payments to be made no later than the last day of the calendar month following the month in which the Trust Units are tendered for redemption.

Upon such distribution of Notes and/or Other Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Notes and/or Other Notes so distributed to and including the date upon which such Notes and/or Other Notes are required to be distributed.

18.6 Calculation of Redemption Price in Certain Other Circumstances

Section 18.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption;

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "**Appraised Redemption Price**") equal to 95% of the fair market value thereof as determined by the Corporation as at the date upon which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i) a cash payment, in which case the provisions of Section 18.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 18.5, in which case the provisions of Section 18.5 shall apply *mutatis mutandis*.

18.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

18.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 18 all amounts required by law to be so withheld.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized on its behalf as of the 25th day of May, 2005.

FAIRBORNE ENERGY LTD.

By: (signed) *"Richard A. Walls"*

COMPUTERSHARE TRUST COMPANY OF CANADA,
in its capacity as trustee of **FAIRBORNE ENERGY TRUST**

By: (signed) *"Jacqueline Spink"*

By: (signed) *"Anne DeWaele"*

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

Dated: ____________________

FAIRBORNE ENERGY TRUST,
by its attorney,
Fairborne Energy Ltd.

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

Countersigned and Registered

COMPUTERSHARE TRUST COMPANY OF CANADA
Transfer Agent and Registrar of the Trust

By: ______________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

(please print or typewrite name and address of assignee)

_________ Trust Units of FAIRBORNE ENERGY TRUST represented by this certificate and hereby irrevocable constitutes and appoints __________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated ______________________________

____
(SIGNATURE OF TRANSFEROR)

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of the Toronto Stock Exchange, the TSX Venture Exchange, a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of June, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

- and –

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and the Trust (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and

AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AcquisitionCo, a certificate signed by any officer or director of AcquisitionCo.

"***person***" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the Plan of Arrangement substantially in the form set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"**Special Voting Unit**" means the one special voting unit of Fairborne Energy Trust, issued by Fairborne Energy Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Fairborne Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Fairborne Energy Trust, AcquisitionCo and ExchangeCo;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Computershare Trust Company of Canada as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a

letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit and its attached Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Fairborne Energy Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Fairborne Energy Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Fairborne Energy Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Fairborne Unitholders at a Fairborne Meeting or in connection with a Fairborne Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Fairborne Consent is sought or a Fairborne Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Fairborne Unitholders at which Beneficiaries of Fairborne Energy Trust Units are entitled to vote (a "Fairborne Meeting") and with respect to all written consents sought by Fairborne Energy Trust from Fairborne Unitholders (a "Fairborne Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes comprised in the Special Voting Unit that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by Fairborne Energy Trust or by applicable law for such Fairborne Meeting or Fairborne Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Fairborne Meeting or to be consented to in connection with such Fairborne Consent.

4.3 Mailings to Unitholders

With respect to each Fairborne Meeting and Fairborne Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Fairborne Energy Trust to Fairborne Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Fairborne Trust Units) to be provided to Fairborne Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Fairborne Meeting or Fairborne Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Fairborne Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Fairborne Energy Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Fairborne Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Fairborne Energy Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Fairborne Meeting or Fairborne Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Fairborne Energy Trust or by applicable law for purposes of determining Fairborne Unitholders entitled to vote at such Fairborne Meeting or to give written consent in connection with such Fairborne Consent. Fairborne Energy Trust will notify the Trustee in writing of any decision of the Board of Directors of AcquisitionCo with respect to the calling of any such Fairborne Meeting or the seeking of such Fairborne Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Fairborne Energy Trust will deliver to the Trustee copies of all proxy materials, (including notices of Fairborne Meetings, but excluding proxies to vote Fairborne Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to Fairborne Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Fairborne Energy Trust) received by the Trustee from Fairborne Energy Trust at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Fairborne Energy Trust or any Unitholder of Fairborne Energy Trust of any material sent or given generally to the Fairborne Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Fairborne Energy Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials received by the Trustee from Fairborne Energy Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Fairborne Meeting or the seeking of any Fairborne Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Fairborne Meeting or a Fairborne Consent, at the close of business on the record date established by Fairborne Energy Trust or pursuant to applicable law for determining the Fairborne Unitholders entitled to receive notice of

and/or to vote at such Fairborne Meeting or to give consent in connection with such Fairborne Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. Fairborne Energy Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Fairborne Meeting or the seeking of any Fairborne Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Fairborne Meeting or any Fairborne Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Fairborne Meeting and Fairborne Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof;

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Fairborne Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

    (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

    (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Fairborne Energy Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Fairborne Energy Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the retraction or redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Fairborne Energy Trust or ExchangeCo pursuant to the exercise by Fairborne Energy Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Fairborne Energy Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of (any such occurrence being an "Exchange Rights Trigger Event"):

    (i) an Insolvency Event; or

    (ii) circumstances in which Fairborne Energy Trust or ExchangeCo are entitled to exercise any of the Call Rights, but elect not to exercise such Call Rights,

    to require Fairborne Energy Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Fairborne Energy Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Fairborne Energy Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Fairborne Energy Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Fairborne Energy Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Fairborne Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Fairborne Energy Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Fairborne Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Fairborne Energy Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to

has received written notice of same from Fairborne Energy Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Fairborne Energy Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Fairborne Energy Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Fairborne Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (i) shall pay (and none of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (ii) shall have evidenced to the satisfaction of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of: (i) an Insolvency Event; (ii) any event that with the giving of notice or the passage of time or both would be an Insolvency Event; or (iii) the election by Fairborne Energy Trust or ExchangeCo not to exercise a Call Right which is then exercisable by Fairborne Energy Trust or ExchangeCo, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Fairborne Energy Trust, ExchangeCo or AcquisitionCo of the occurrence of an Exchange Right Trigger Event, or upon the Trustee becoming aware of an Exchange Right Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Fairborne Energy Trust, a notice of such Exchange Rights Trigger Event in the form provided by Fairborne Energy Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo covenant that if any Fairborne Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Fairborne Energy Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian provincial securities law), Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Fairborne Trust Units to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Fairborne Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Fairborne Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo hereby represent, warrant and covenant that the Fairborne Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Fairborne Energy Trust

(a) Fairborne Energy Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Fairborne Energy Trust or AcquisitionCo of notice of; and (B) Fairborne Energy Trust or AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, in each case where Fairborne Energy Trust has failed to contest in good faith any such proceeding commenced in respect of Fairborne Energy Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Fairborne Energy Trust of notice of any event (a "Fairborne Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Fairborne Energy Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Fairborne Trust Units in the distribution of assets of Fairborne Energy Trust in connection with a Fairborne Liquidation Event, on the fifth Business Day prior to the effective date (the "Fairborne Liquidation Event Effective Date") of a Fairborne Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Fairborne Trust Units (the benefit in favour of Beneficiaries of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Fairborne Energy Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Fairborne Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Fairborne Trust Unit on the sixth Business Day prior to the Fairborne Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date. Fairborne Energy Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Fairborne Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Fairborne Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Fairborne Trust Units shall be deemed to have occurred;

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Fairborne Energy Trust and ExchangeCo will not deliver fractions of Fairborne Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Fairborne Unit the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Fairborne Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Fairborne Energy Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Fairborne Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Fairborne Energy Trust, ExchangeCo and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof;

nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Fairborne Energy Trust, AcquisitionCo and ExchangeCo acknowledge that the Trustee also serves as registrar, transfer agent and distribution disbursing agent for Fairborne Energy Trust, as trustee of the Fairborne Energy Trust pursuant to the Trust Indenture dated as of April 20, 2005 among the Trustee and Fairborne and as trustee pursuant to a note indenture among the Trustee and Fairborne Acquisition Corp. (the "Related Appointments"). The Trustee represents to Fairborne Energy Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointment, either:

(a) eliminate such material conflict of interest;

(b) resign from any of the Related Appointments so that a material conflict of interest no longer exists; or

(c) resign in the manner and with the effect specified in Article 9.

If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Fairborne Energy Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Fairborne Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Fairborne Trust Units, and any subsequent transfer agent of such Fairborne Trust Units, the Fairborne Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Fairborne Energy Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Fairborne Energy Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Fairborne Energy Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings

and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2006, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Fairborne Energy Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Fairborne Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Fairborne Energy Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in

conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, reasonable fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Fairborne Energy Trust, ExchangeCo or AcquisitionCo pursuant hereto.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Fairborne Energy Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Fairborne Energy Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Fairborne Energy Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Fairborne Energy Trust, ExchangeCo and AcquisitionCo.

ARTICLE 10
FAIRBORNE ENERGY TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Fairborne Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Fairborne Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Fairborne Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this Agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers of such Fairborne Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant

hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Fairborne Energy Trust (when authorized by a resolution of the Board of Directors of AcquisitionCo) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Fairborne Successors and the covenants of and obligations assumed by each such Fairborne Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Fairborne Energy Trust, ExchangeCo, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Fairborne Energy Trust, AcquisitionCo or ExchangeCo, at:

c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: President and Chief Executive Officer
Telecopier No.: (403) 290-7751

(b) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall

be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this Agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to the parties hereto, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.7 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.8 Attornment

Each of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FAIRBORNE ENERGY TRUST,
by its authorized attorney, Fairborne Energy Ltd.

By: (signed) *"Richard A. Walls"*
Name: Richard A. Walls
Title: Chairman

FAIRBORNE ACQUISITION CORP.

By: (signed) *"Steven R. VanSickle"*
Name: Steven R. VanSickle
Title: President and Chief Executive Officer

FAIRBORNE EXCHANGECO LTD.

By: (signed) *"Robert A. Maitland"*
Name: Robert A. Maitland
Title: Vice President, Finance and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (signed) *"Jacqueline M. Spink"*
Name: Jacqueline M. Spink
Title: Professional, Corporate Trust

By: (signed) *"Craig Fisher"*
Name: Craig Fisher
Title: Relationship Manager

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of June, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and Fairborne Energy Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Fairborne Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered trust units ("Fairborne Trust Units") of Fairborne Energy Trust in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder"

and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF FAIRBORNE ENERGY TRUST, EXCHANGECO AND ACQUISITIONCO

2.1 Covenants of Fairborne Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Fairborne Energy Trust and ExchangeCo each agree that:

(a) Fairborne Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Fairborne Energy Trust will not exercise its vote as a shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as

applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Fairborne Energy Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Fairborne Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Fairborne Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Fairborne Trust Units to any holder of Exchangeable Shares, subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust shall forthwith issue and deliver the requisite Fairborne Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Fairborne Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Fairborne Trust Units

Fairborne Energy Trust covenants that if any Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Fairborne Energy Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian federal or provincial securities law), Fairborne Energy Trust

and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for the purposes of Canadian federal and provincial securities law). Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Fairborne Energy Trust will not:

(i) issue or distribute additional Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to the holders of all or substantially all of the then outstanding Fairborne Trust Units by way of stock distribution or other distribution, other than an issue of Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to holders of Fairborne Trust Units who exercise an option to receive distributions in Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Fairborne Trust Units entitling them to subscribe for or to purchase Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Fairborne Trust Units:

(A) securities of Fairborne Energy Trust of any class other than Fairborne Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Fairborne Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Fairborne Energy Trust; or

(D) assets of Fairborne Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Fairborne Trust Units into a greater number of Fairborne Trust Units; or

(v) except as provided in Section 3.8 of the Trust Indenture, reduce, combine or consolidate or change the then outstanding Fairborne Trust Units into a lesser number of Fairborne Trust Units; or

(vi) reclassify or otherwise change the Fairborne Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Fairborne Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares at meeting of holders of Exchangeable Shares.

(b) Fairborne Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Fairborne Energy Trust (with simultaneous notice thereof to be given by Fairborne Energy Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Fairborne Trust Units (a "Bid") is proposed by Fairborne Energy Trust or is proposed to Fairborne Energy Trust or the holders of Fairborne Trust Units, and is recommended by the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, Fairborne Energy Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Fairborne Trust Units, without discrimination, including, without limiting the generality of the foregoing, Fairborne Energy Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Fairborne Energy Trust or AcquisitionCo or both or where Fairborne Energy Trust or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Fairborne Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo; provided that Fairborne Energy Trust will not be in violation of this provision if a party acquires all or substantially all of the assets of Fairborne Energy Trust.

2.9 Fairborne Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

Fairborne Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Fairborne Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Fairborne Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Fairborne Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Fairborne Energy Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Fairborne Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust and ExchangeCo will formulate a policy respecting whether Fairborne Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
FAIRBORNE ENERGY TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Energy Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Fairborne Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Fairborne Energy Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Fairborne Energy Trust Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Fairborne Energy Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or

dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Fairborne Energy Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the board of directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of AcquisitionCo and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such boards of directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the

board of directors of ExchangeCo and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to Fairborne Energy Trust, AcquisitionCo or ExchangeCo to:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: President and Chief Executive Officer
Facsimile No. (403) 290-7751

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to parties hereto, the due and punctual performance and observance of each and every covenant and condition of this agreement to be performed and observed by ExchangeCo.

4.14 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

FAIRBORNE ENERGY TRUST,
by its authorized attorney,
Fairborne Energy Ltd.

By: (signed) *"Richard A. Walls"*
Name: Richard A. Walls
Title: Chairman

FAIRBORNE ACQUISITION CORP.

By: (signed) *"Steven R. VanSickle"*
Name: Steven R. VanSickle
Title: President and Chief Executive Officer

FAIRBORNE EXCHANGECO LTD.

By: (signed) *"Robert A. Maitland"*
Name: Robert A. Maitland
Title: Vice President, Finance and Chief Financial Officer

PRESS RELEASE

FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD. AND FAIRQUEST ENERGY LIMITED ANNOUNCE COMPLETION OF REORGANIZATION

June 1, 2005
Calgary, Alberta

Fairborne Energy Trust (the "Trust"), Fairborne Energy Ltd. ("Fairborne") and Fairquest Energy Limited ("Fairquest") jointly announced today the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly-owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert B. Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairborne-energy.com

Aaron Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairborne-energy.com

Fairquest Energy Limited

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding the Trust, Fairborne and Fairquest set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's, Fairborne's and Fairquest's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust, Fairborne and Fairquest disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.